FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

9 June 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

  Traffic and Capacity Statistics - May 2005
  Statement Re Bond Maturity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 9 June 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Traffic and Capacity Statistics - May 2005
2.	Statement re Bond Maturity

TRAFFIC AND CAPACITY STATISTICS - May 2005

Summary of the headline figures

In May 2005, passenger capacity, measured in Available Seat Kilometres, was 1.0 per cent above May 2004. Traffic, measured in Revenue Passenger Kilometres, was higher by 3.2 per cent. This resulted in a passenger load factor up 1.6 points versus last year, to 73.2 per cent. The increase in traffic comprised a 4.2 per cent increase in premium traffic and a 3.0 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, fell by 7.5 per cent. Overall load factor fell by 0.2 points to 67.7 per cent.

Market conditions

Market conditions remain broadly unchanged. For the year to March 2006, total revenue is expected to improve by 4 - 5 per cent.

Strategic Developments

British Airways reported a pre-tax profit of £415 million for the year (2004: £230 million profit) including a pre-tax profit of £5 million for the fourth quarter (2004: £45 million profit). Operating profit for the year was £540 million (2004: £405 million profit) and £40 million for the fourth quarter (2004: £32 million profit). Net debt at £2.9 billion fell by £1.2 billion during the year, its lowest level since 1993. Seat factors were at record levels, but yield, down 4.4 per cent for the year, was down for the third year running. The airline achieved a 6.9 per cent operating margin, its best since 1997.

British Airways announced changes to its board of directors subject to shareholder approval at the AGM on July 19, 2005. Dr Ashok Ganguly and Lord Renwick of Clifton, having served on the board for nine years, will not stand for re-election. Captain Mike Jeffery, who as a former employee of the company cannot be considered as independent under the new Combined Code, will not stand for re-election. The company also announced that Mike Street OBE, director of customer service and operations, is to retire in September, 2005.

British Airways' commercial director, Martin George, is being recommended by the board for election by shareholders at the annual general meeting in July as a director. The Right Honourable the Baroness Symons of Vernham Dean and Ken Smart CBE are also being recommended by the board to serve as non-executive directors of the company. Baroness Symons was Minister of State at the Foreign Office and Deputy Leader of the House of Lords until May 2005. Prior to being made a life peer in 1996, she was general secretary of the Association of First Division Civil Servants. Ken Smart, who is to succeed Mike Jeffery as chairman of the airline's safety review committee, was the UK's Chief Inspector of Air Accidents and Head of the Department for Transport's Air Accidents Investigation Branch (AAIB) until he retired in April 2005.

Thousands of British Airways' flights went on sale in May with savings of up to £326 to over 60 destinations worldwide for travel in May, June, July and August. Prices started from £299 for a return flight to New York (saving £164), £369 to Los Angeles (saving £154) and £399 to Hong Kong (saving £114).

British Airways won two awards at the 2005 OAG awards ceremony in London based on votes polled by a worldwide audience of business travellers. They were the Best Airline Based in Western Europe and Best Transatlantic Airline awards.

British Airways received an award in recognition of its corporate responsibility activity in the London borough of Hillingdon. The airline supports many projects in the local community, particularly in the five boroughs that surround Heathrow.

June 3, 2005

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of May				Financial year
						April through to May
BRITISH AIRWAYS			Change				Change
SCHEDULED SERVICES	2005	2004	(%)		2005	2004	(%)
Passengers carried (000)
UK/Europe	2030	2051	-1.0		3953	4073	-2.9
Americas	635	621	+2.3		1258	1253	+0.4
Asia Pacific	133	120	+10.1		273	251	+8.7
Africa and Middle East	225	228	-1.3		464	473	-1.8
Total	3023	3021	+0.1		5947	6049	-1.7

Revenue passenger km (m)
UK/Europe	1903	1823	+4.4		3656	3611	+1.2
Americas	4247	4170	+1.8		8405	8360	+0.5
Asia Pacific	1374	1246	+10.3		2817	2597	+8.5
Africa and Middle East	1513	1520	-0.4		3112	3136	-0.8
Total	9037	8758	+3.2		17991	17705	+1.6

Available seat km (m)
UK/Europe	2796	2655	+5.3		5481	5224	+4.9
Americas	5393	5404	-0.2		10648	10627	+0.2
Asia Pacific	1994	1906	+4.6		3923	3748	+4.7
Africa and Middle East	2160	2260	-4.4		4272	4482	-4.7
Total	12344	12226	+1.0		24324	24081	+1.0

Passenger load factor (%)
UK/Europe	68.0	68.6	-0.6	pts	66.7	69.1	-2.4	pts
Americas	78.7	77.2	+1.5	pts	78.9	78.7	+0.2	pts
Asia Pacific	68.9	65.4	+3.5	pts	71.8	69.3	+2.5	pts
Africa and Middle East	70.0	67.2	+2.8	pts	72.8	70.0	+2.8	pts
Total	73.2	71.6	+1.6	pts	74.0	73.5	+0.5	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	401	434	-7.5		795	823	-3.4
Total RTK	1303	1295	+0.6		2585	2568	+0.7
Available tonne km (m)	1925	1907	+0.9		3799	3765	+0.9

Overall load factor (%)	67.7	67.9	-0.2	pts	68.1	68.2	-0.1	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602

Statement Re Bond Maturity

British Airways Plc and British Airways Capital Limited announce that the 9 ¾ per cent. Convertible Capital Bond 2005 issued by British Airways Capital Limited (the "Bonds") will mature on 15 June 2005.

By close of business on 8 June 2005, being the closing date for holders of the Bonds to voluntarily elect to exchange and convert their Bonds, a total of 13,279 elections had been received to convert and exchange a total of 108,037,184 Bonds. Those Bonds will convert into 46,162,189 ordinary shares in British Airways Plc, which will be issued to the former holders of the Bonds on 15 June 2005.

As regards the remaining 4,280,090 Bonds, British Airways Plc has received notification that the trustee of the Bonds, The Law Debenture Trust Corporation p.l.c., (the "Trustee") intends to exercise the exchange and conversion rights in respect of the unconverted Bonds in accordance with the terms and conditions of the Bonds and that, accordingly, the Trustee has arranged for the sale of the 1,817,297 ordinary shares arising on exchange and conversion which are to be issued by British Airways Plc on 15 June 2005.